Exhibit 1.01

CERAGON NETWORKS LTD.
Conflict Minerals Report
For The Year Ended December 31, 2013

1.           Overview

This report has been prepared by Ceragon Networks Ltd. (herein referred to as “Ceragon,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the Rule) promulgated under the Securities Exchange Act of 1934, as amended. Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.

Our Solutions:

Our FibeAir® Short-Haul family of products supports any transport technology, from 2G up to 4G/LTE and LTE-A, and any deployment architecture or network topology. We deliver platforms that carry pure TDM, a combination (hybrid) of native TDM and native IP/Ethernet and pure IP/Ethernet traffic. Our systems can be deployed in high density, split-mount or compact all-outdoor installations.

Our Evolution™ Long-Haul family of products provides a field-proven, quality microwave radio solution for long distance, high capacity telecommunication networks. Evolution products allow operators to smoothly migrate from legacy TDM to all-IP, satisfying the ever-increasing demand for bandwidth - while keeping revenue generating 2G/3G services intact.

Supply Chain

The products that we manufacture are highly complex, typically containing thousands of parts from many direct suppliers. We have relationships with a vast network of suppliers throughout the world and there are generally multiple tiers between the 3TG mines where tungsten, tantalum, tin and gold (“3TG”) are extracted and our direct suppliers. Therefore, we must rely on our direct suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of 3TG in the components we purchase. Many of our supplier purchase contracts have terms of three to five years or more, and we cannot unilaterally impose new contract terms or flow-down requirements that would otherwise compel these suppliers to support our due diligence efforts with respect to 3TG content. As we enter into new contracts or renew existing contracts, we are adding a clause that requires suppliers to identify the source of 3TG.

Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on our major suppliers. The suppliers identified pursuant to this risk-based approach received approximately 64% of payments we made for components and raw materials in 2013. We believe this was a reasonable approach because many of our contracts are long-term contracts and there is relatively little variation in our largest direct suppliers from year to year.

We requested that all identified suppliers provide information to us regarding 3TG and smelters using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Reasonable Country of Origin Inquiry (RCOI)

We sent letters to our direct suppliers to explain the rule and to refer the suppliers to online training materials and instructions. We solicited information from seven of our direct suppliers using the Conflict Minerals Reporting Template, an industry-standard template for conflict minerals reporting, and we received 72% responses. We reviewed the responses that we received and followed up on inconsistent, incomplete, and inaccurate responses, and we sent reminders to suppliers who did not respond to our requests for information.

Currently, we do not have sufficient information from our suppliers to determine the country of origin of the conflict minerals used in our products or the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

Based on this result, Ceragon conducted due diligence activities and details these in this Conflict Minerals Report.

Efforts to Determine Mine or Location of Origin

We have determined that requesting our suppliers to complete the Template represents our reasonable best efforts to determine the mines or locations of origin of 3TG in our supply chain.

Ceragon’s efforts to determine the origin of the Conflict Minerals with the greatest possible accuracy consisted of the due diligence measures described in this Conflict Minerals Report.

Smelters or Refiners and Country of Origin of 3TG

The vast majority of suppliers from which we requested information indicated in their response that the information provided was at a company or divisional level.

Despite receiving responses from manufacturers listing smelter or refiner names in their supply chain, the manufacturers were unable to accurately report which specific smelters were part of the supply chain applicable to the components that were sold to us in 2013.

Based on the information obtained through the due diligence process described above, we do not have sufficient information to determine the country of origin of the Conflict Minerals in some of our Products.

Ceragon sent 149 surveys and received 108 responses. Out of these responses 95 were identified as completed responses, representing a 63% response rate.

Conclusion

After exercising the due diligence described in this report, we concluded that our products are “DRC conflict undeterminable” as defined in the Rule.

2.           Due Diligence

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by The Organization for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Due Diligence Performed

1.	MANAGEMENT SYSTEMS

We have adopted a conflict minerals policy related to our sourcing of 3TG which is publicly available on our website at http://www.ceragon.com/about-us/ceragon/corporate-governance

Internal Team

We have established a management system to support supply chain due diligence related to 3TG. Our management system includes an executive steering committee led by VP Procurement & Contract Manufactures and VP General Counsel of the Company which are responsible for implementing our Conflict Minerals compliance strategy.

Control systems

We do not typically have a direct relationship with 3TG smelters and refiners. We do, however, rely on the industry-wide initiative of the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s Conflict Free Sourcing Program.

Controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all Ceragon employees, and as we enter into new supply contracts or renew existing supply contracts, we are adding a Conflict Minerals contract clause that requires suppliers to provide us with information about the source of 3TG and smelters.

Maintain records

We have established a records retention policy to ensure that relevant materials are preserved for appropriate periods.

Supplier Engagement

As a first step to engaging with the supply chain, Ceragon sent a notification to relevant suppliers in 2013 informing them about the conflict minerals rule and asking them to complete the conflict minerals survey based on the standard template designed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template.

Since many of Ceragon suppliers are not subject to the SEC Final Rule or are unfamiliar with the reporting requirements, Ceragon also provided step-by-step instructions for responding to the Conflict Minerals Reporting Template.

2.	IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN

We surveyed direct suppliers that received approximately 64% of payments we made for components and raw materials in 2013.

Survey Responses

We received responses from in excess of 72% of the suppliers surveyed. These responses were provided using the Template as well as other forms. We reviewed the responses against criteria developed by our Internal Team to determine which required further engagement. The criteria included incomplete responses as well as inconsistencies within the data reported by those suppliers and we have worked with them in an effort to secure revised responses.

Smelters or refiners identified by Ceragon’s suppliers were compared against the list of facilities which have received a conflict free designation from the Conflict Free Smelters Program (CFSP).

We assess two primary risks in our supply chain relating to our suppliers:

(1) the risk of not receiving on time and accurate information from the supplier with respect to its sourcing of Conflict Minerals based on the suppliers' characteristics (criteria such as whether the supplier is a SEC filer, the supplier’s geographical location, etc.), which allows us to estimate the amount of time it will take the suppliers to respond to Ceragon information requests, and the reliability of the information provided by the suppliers; and

(2) the risk of not being able to replace a supplier, should we determine that the risk of the supplier sourcing Conflict Minerals from sources that contribute to human rights abuses, based on the level of our dependency on the suppliers’ goods (which we evaluated based on criteria such as volume of spend during 2013, ease of replacement of the supplier, etc.). As a result of this assessment, we segmented our suppliers into three risk levels (high, medium and low) which allowed us to invest our communication and response validation efforts according to the supplier level of risk.

3.	DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

•	Senior management is briefed about our due diligence efforts on a regular basis.

•	We have adopted a Conflict Minerals Policy.

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We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We engage in regular ongoing risk assessment through our suppliers’ annual data submissions.

4.	CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN

We do not typically have a direct relationship with 3TG smelters and refiners and therefore do not perform or direct audits of these entities. We support audits through our use of the CFSP list of certified smelters.

5.	REPORT ON SUPPLY CHAIN DUE DILIGENCE

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available on our website http://www.ceragon.com/about-us/ceragon/investor-relations and is filed with the SEC.

6.	Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

•	Increase the number of suppliers requested to provide us with 3TG information.

•	Work with suppliers who did not respond to the Company’s 2013 survey to help them understand the importance of this initiative to Ceragon and to encourage their participation in 2014.

•	Send surveys to suppliers earlier in the calendar year in order to allow suppliers more time to provide a complete response.

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Attempting to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter program.

Caution Concerning Forward-Looking Statements
Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.